Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 29, 2014

Hi [name],

We thought you would be interested in an article that was published in a Arizona newspaper over the weekend. The article discusses correspondence between the EPA and the Arizona Department of Environmental Quality in early April. We are reviewing with our consultants on the potential impacts.

Please let us know if you would like to discuss or if you have any questions.

Regards,

Agencies disagree on mine pollution ; Rosemont’s water plan gets 1 OK, but questions remain
The Arizona Daily Star (Tucson, AZ)
Sat Apr 26 2014
Page: A01
Section: News
Byline: Tony Davis

Don’t worry, the Rosemont Mine isn’t likely to pollute the well- loved Davidson Canyon or Cienega Creek southeast of Tucson, says the Arizona Department of Environmental Quality.

ADEQ has tentatively certified that the mine will meet state water-quality standards — with the final certification being a key approval needed for the mine’s construction.

Three other agencies, led by the Environmental Protection Agency, counter: Not so fast.

The EPA, the Arizona Game and Fish Department and the Pima County government have raised more than 20 written concerns challenging ADEQ’s findings. The EPA says the evidence indicates a “substantial risk” of violating state standards protecting fish, wildlife and habitat.

A final certification is needed for Rosemont Copper to get a Clean Water Act permit from the Army Corps of Engineers to dredge and fill several streams lying upstream of Davidson and Cienega. The EPA has veto power over the Corps permit.

At issue is whether the state has evidence to prove the creeks won’t be polluted, and whether it’s requiring enough measures soon enough from Rosemont Copper to prevent and mitigate pollution.

ADEQ says that as long as Rosemont Copper follows a long list of conditions and mitigation measures, it shouldn’t degrade Davidson or Cienega’s water quality, or cause pollution exceeding state surface- water quality standards at four tributaries — Barrel, McCleary, Scholefield and Wasp canyons — in or near the Santa Rita Mountains.

ADEQ says it doesn’t expect toxic materials in Rosemont’s dry stack tailings to seep into groundwater or into Barrel Canyon. It says Rosemont will build sediment-control structures to prevent large amounts of stormwater from flooding downstream canyons, causing erosion and water-quality problems.

To ensure compliance, the state will require Rosemont to find other water sources to replace a 17.2 percent expected reduction in flows into Davidson Canyon due to the mine after the mine is closed. These measures could include buying, retiring or transferring others’ water rights. The company must submit such plans 180 days after the Army Corps issues its Clean Water Act permit.

But the state should require Rosemont’s mitigation plan before, not after, approving the certification, said EPA and Army Corps officials.

Overall, ADEQ relies too much on plans for corrective action if pollution occurs and not enough on prevention, wrote Jane Diamond, water division director in the EPA’s San Francisco regional office, in an April 7 letter. The mitigations depend on various government- administrative actions that aren’t certain to occur, EPA said, so “EPA does not believe these activities may be relied upon” to prevent the creeks from being degraded, the agency said.

Game and Fish, while not predicting the mine will pollute water, cites several studies done for the U.S. Forest Service and Rosemont that raise the possibility of pollution. In his comments, Game and Fish assistant director Jim DeVos challenged the adequacy of much of ADEQ’s data and warned that the mine’s sediment-control facilities won’t hold up in big storms. He recommended much more detailed reviews by ADEQ of the potential for pollution by tailings, waste rock, heavy metals and copper oxide.

Rosemont Copper Vice President Kathy Arnold said the company expects a final ADEQ certification. The fact that ADEQ’s Rosemont groundwater and air-quality permits have survived opponents’ administrative appeals testifies to the department’s thorougness and thoughtful evaluation, Arnold said, and this case is another example.

“Many of the conditions in the ADEQ permits have more stringent conditions for Rosemont Copper than at other operations,” said Arnold, Rosemont’s vice president for environmental and regulatory affairs, in a written statement.

Lying amidst deserts and grasslands, Davidson and Cienega have been the centerpiece of the controversy over the copper mine. While neither carries nearly as much water as they used to due to a decade of drought, both still have rich stands of cottonwoods, willows and mesquites. The state classifies three miles of Davidson and 28 miles of Cienega as outstanding waters that can’t legally be degraded.

One issue is whether the mine could pollute them by discharging chemicals or other waste materials into tributary Barrel Canyon. A second is whether the mine will make pollution more likely by cutting off water flows into the creeks, reducing their potential for dilution.

A third is whether the mine’s activities will send too much sediment downstream, potentially smothering fish. Or whether stormwater will scour out the streambanks with flooding, leading to erosion which also isn’t good for fish and plant life.

ADEQ counters that seepage of pollution is not likely to occur into groundwater or surface water from the mine’s waste rock or tailings. Rock buttresses built around the tailings should prevent precipitation from infiltrating through them, and the waste rock can neutralize acids, ADEQ says.

Game and Fish says that Rosemont Copper’s own report shows the majority of water seepage from the dry stack tailings will flow into Barrel Canyon for 500 years. The department quoted the Rosemont environmental impact statement as saying that if tailings seepage does reach Barrel Canyon, levels of six heavy metals, including lead, cadmium and silver, would exceed surface-water quality standards, although the statement also predicts such seepage is unlikely.

Also appeared online:

ADEQ, other agencies disagree on Rosemont Mine pollution
Arizona Daily Star
http://azstarnet.com/news/science/environment/adeq-other-agencies-disagree-on-whether-rosemont-will-pollute-streams/article_01c05ac9-afc7-543b-87ff-dfb83b9a3ccd.html?&article_id=17523873603

EPA letter to ADEQ re Rosemont
Arizona Daily Star
Mon Apr 28 2014

http://azstarnet.com/epa-letter-to-adeq-re-rosemont/pdf_eb245a78-cf04-11e3-9325-001a4bcf887a.html

UNITED STATES ENVIRONMENTAL PROTECTION AGENCY REGION IX 75 Hawthorne Street San Francisco, CA 94105-3901 APR 0 7 2014

Michael Fulton, Water Quality Division Director

Arizona Department of Environmental Quality

Surface Water Section/State 401 Certification/MS 5415A-1

1110 West Washington Street

Phoenix, Arizona  85007

Subject:    State of Arizona Clean Water Act (CWA) Draft Section 401 Water Quality Certification for the Rosemont Copper Project, Pima County, Arizona

Dear Mr. Fulton:

Thank you for the extended opportunity to review the draft CWA Section 401 water quality certification (certification) and supporting information for discharges associated with the proposed Rosemont Copper Project. With Arizona’s designation of portions of the Cienega Creek watershed as “Outstanding Arizona Waters” (OAWs), the EPA supports the state’s broadest exercise of legal discretion to protect these remarkable resources. We are submitting the enclosed comments as a continuation of our interagency coordination on the mine’s potential water quality consequences to the OAWs of the Cienega Creek watershed.

After careful consideration, EPA believes the draft certification and supporting information provide an insufficient basis from which to conclude existing water quality will be maintained (e.g., ongoing attainment of designated beneficial uses). In general, the draft certification relies on lagging indicators (post-discharge monitoring) to trigger corrective actions, rather than a preventative approach to ensure the protection of water quality in the OAWs. Those corrective actions also lack critical specificity with regard to water supply, the ability to arrest and reverse water quality problems should they be detected, and the enforceability of conditions given varying jurisdiction over proposed monitoring areas.

The U.S. Forest Service’s Final Environmental Impact Statement (FEIS) and supporting documentation conclude that the Rosemont Copper Project will adversely modify surface and groundwater hydrology, sediment transport, and pollutant loadings in the watershed.  EPA believes the available evidence indicates a substantial risk to designated beneficial use standards (e.g., fish, wildlife and habitat) set by the state for Davidson Canyon and Cienega Creek. The EPA recommends that no 401 certification be issued unless the discharger can implement specific preventative actions that provide a high degree of confidence that designated uses will be maintained.

Please do not hesitate to contact me with any questions or concerns you may have regarding the enclosed comments at (415) 947-8707.

Sincerely,

cc:          Jim Upchurch, U.S. Forest Service

Colonel Kimberly Colloton, U.S. Army Corps of Engineers

Jean Calhoun, U.S. Fish and Wildlife Service

Ray Suazo, Bureau of Land Management

Chuck Huckelberry, Pima County

EPA Region 9 comments on the Draft Section 401 Water Quality Certification for tile Rosemont Copper Project dated February 21,2014 (Draft 401 Certification), and the Basis for State 401 Certification Decision Rosemont Copper Project ACOE Application No. SPL-2008-00816-MB (Basis for Decision)

Protecting “Outstanding” Water  Quality Downstream of the Rosemont Mine

The State of Arizona has designated reaches of both Davidson Canyon and Cienega Creek as OAWs due to, among other factors, their exceptional ecological and recreational significance and the presence of federally endangered and threatened species.  Water quality in these reaches currently meets or exceeds applicable water quality standards, and any lowering of water quality in OAWs is prohibited.

ADEQ states in its Basis for Decision that, “In order to issue a State 401 water quality certification, ADEQ must be satisfied that any modifications to hydrology, sediment transport or water quality, as a result of the proposed activities under the § 404 permit, will not result in adverse water quality impacts to the downstream OAWs.”1

Rosemont Mine proposes no direct discharges to OAWs.  However, as ADEQ acknowledges in its Basis for Decision, “As part of its certification process, ADEQ may impose additional controls, conditions or mitigation measures, on indirect discharges that occur upstream of or to tributaries of an OAW to maintain and protect existing water quality in a downstream OAW.”2

ADEQ has proposed the following additional measures in its Draft 401 Certification to maintain and protect existing water quality in Davidson Canyon and Cienega Creek:

5.2              Specific Conditions

1)       Within 180 days of the effective date of the CWA 404 permit, the applicant shall submit to ADEQ, for review and approval, a surface water mitigation program designed to maintain aquatic and riparian resources at pre-project levels in Davidson Canyon and Lower Cienega Creek. The program shall include, but is not limited to, a description of measures that will be taken to offset predicted reductions in surface water flow, in response to the project, along with a proposed schedule for implementation. The Final Environmental Impact Statement (FEIS) predicts a 17.2% reduction in average annual post-closure stormwater runoff volume as a result of the proposed activities.  The surface water mitigation program shall describe measures that will offset the reduced runoff volume should it occur. The draft mitigation program shall be submitted to the address and contact person in Section 4.0.

1 Basis for Decision at pg. 2.

2 Basis for Decision at pg. 2; see also ADEQ Draft Antidegradation Implementation Procedures (April 2008) at pg. 4 (“ADEQ will impose whatever controls are necessary on indirect discharges that occur upstream of or to tributaries of an OAW to maintain and protect existing water quality in a downstream OAW.”) Available at: http://www.azdeq.gov/environ/water/standards/download/draft_anti.pdf.

The mitigation program shall identify measures, as necessary, to ensure that any water used to mitigate a predicted reduction in stream flows, meets applicable Arizona surface water quality standards, including for Outstanding Arizona Waters, where applicable.

Within 30 days of ADEQ approval of the program, the applicant shall implement the approved mitigation program in accordance with the schedule set forth in the approved program.  Should the results of required monitoring and/or revised hydrologic modeling (FEIS Mitigation Measures FS-BR-22, FS-BR-27, FS-GW-02, FS-SR-05) indicate that water quality in Davidson Canyon or Lower Cienega Creek is adversely affected by the activities certified herein, ADEQ may request that the COE suspend the CWA 404 Permit and require additional mitigation.

ADEQ found that if Rosemont adheres to the conditions and mitigation in the 401 Certification (i.e., Specific Conditions 5.2), and also to CWA § 404 permit conditions, the U.S. Forest Service’s Final Environmental Impact Statement’s (FEIS) mitigation measures, and the State’s  2010 Mining AZPDES Multi Sector General Permit’s requirements, then the Rosemont Copper Project should not cause or contribute to exceedences of surface water quality standards nor cause water quality degradation in the downstream receiving waters including Davidson Canyon Wash and Cienega Creek.3  ADEQ based its finding on a consideration of the following 5 factors:

1.   Change in ambient concentrations predicted at the appropriate critical flow conditions and the nature, persistence and potential effects of the parameter;

2.   Changes in loadings and the nature, persistence and potential effects of the parameter;

3.   Reduction in available assimilative capacity;

4.   Degree of confidence in the various components of any modeling technique utilized; and

5.   Potential for cumulative effects.

After a careful review of ADEQ’s consideration of these five factors, EPA believes ADEQ’s certification decision, and its finding that the current conditions and mitigation in the 401 certification (i.e., Specific Conditions 5.2) will prevent water qualitY degradation in Davidson Wash and Cienega Creek, is not justified and the risk of water quality degradation remains high.  EPA provides further consideration of the five factors, as discussed below:

Factors 1 and 2:  Sediment is a critical and under-analyzed water quality parameter

As ADEQ correctly acknowledges in its Basis for Decision, changes to sediment transport in streams can adversely affect water quality by increasing total suspended sediment in surface water flows and altering the physical integrity of the system, thereby causing problems with scour or aggradation which have the potential to result in water quality degradation.4  ADEQ also recognizes that potential impacts on surface water quality due to the proposed fill activities could include changes in downstream sediment yield and therefore changes in geomorphology caused by the loss of waters of the U.S.5   Yet,

3 Basis for Decision at pg. 3.

4 Basis for Decision at pg. 8.

5 Basis for Decision at pp. 6 and 8.

ADEQ concludes that the proposed fill activities will not have a significant impact on the geomorphology of Barrel and Davidson Canyons.

To draw these conclusions of no significant impact, ADEQ relies on a very limited review of sediment transport effects. ADEQ uses the US Forest Service’s  (USFS) geomorphic assessment of Barrel Creek by Patterson and Annandale (2012), a 2-day survey using three variables: sediment availability, channel geometry, and water flow.  Patterson and Annandale reason that since the Rosemont mine impacts 13% of the entire catchment area, there would not be significant impact to the fluvial geomorphology of the stream system.6    This conclusion presumes a simple and direct proportionality of the Rosemont mine’s sediment contribution to other parts of the watershed, and considers no temporal variability.  In reality, the impacts of mining activities on sediment transport are likely to change over time during the active mine life and after closure, with potentially significant consequences to channel stability and aquatic and riparian habitat.  Thus, suspended and bedload transport analyses are necessary to evaluate the impacts to OAWs from mine-driven sediment changes.

Without the benefit of these additional analyses, EPA believes that ADEQ would be premature to conclude that there will be little change to lower Davidson Canyon’s  geomorphology (and water quality) as a result of the fill.

Factor 3: Reduction in available assimilative capacity

According to the FEIS, natural stormwater runoff that currently feeds the OAWs will be diminished up to 40% over the 24.5-30 year life of the mine.7   ADEQ acknowledges a post-closure reduction in runoff volume of 17.2%, and concludes that this reduction could result in a potential loss of assimilative capacity and therefore potential degradation of water quality and/or riparian areas.8

For 404 permitting purposes, the Corps of Engineers requested that Rosemont conduct an analysis of indirect impacts from stormwater diversion.  Considering the attenuation of impacts as the contributing watershed becomes larger, Rosemont calculated a reduction in average annual volume of stormwater flow in the Davidson Canyon OAW of approximately 8%, resulting in indirect impacts to 2.2 acres of surface waters within the OAWs during Rosemont mine operation.9  EPA maintains Rosemont’s analysis is flawed and the reduction in stormwater flow will adversely affect the entire wetted channel of the OAW.  Rosemont did not calculate the indirect impacts to Lower Cienega Creek.

To address predicted reductions in runoff volume, the draft certification proposes that Rosemont develop and implement a surface water mitigation program designed to maintain aquatic and riparian resources at pre-project levels in Davidson Canyon and Lower Cienega Creek.  The program shall include measures to offset predicted reductions in surface water flow (17.2% at post-closure), and a proposed schedule for implementation.10

6 Basis for Decision at pg. 8.

7 FEIS, Volume 2, Chapter 3, Table 66. Summary of effects

8 Basis for Decision at pg. 10.

9 Email from Brian Lindenlaub, Westlands Resources, to Elizabeth Goldmann, EPA dated January 15, 2014.

10 Basis for Decision at p. 11, Draft 401 Certification, Specific Condition 5.2.1.

EPA appreciates ADEQ’s inclusion of this Special Condition. EPA, however, is concerned that there is inadequate detail or certainty about the prospective surface water mitigation program’s ability to offset the reduction in available assimilative capacity. For instance, EPA believes that since the 401 certification’s coverage extends over the entire active mine period, and since the natural stormwater runoff that currently feeds the OAWs will be diminished up to 40o/over the 24.5-30 year life of the mine, the mitigation targets should be based on the 40% surface runoff reductions predicted during the life of the mine, as opposed to the 17.2% post-closure reductions estimated by ADEQ.

In addition, the potential strategies described in the draft 401 certification to offset loss (e.g., purchasing, retiring, severing and transferring of water rights) depend on administrative actions that are not certain to occur. Without certainty of measurable water supply and delivery, and corresponding contingencies for failure to secure such water, EPA does not believe these activities may be reasonably relied upon to replace the loss of wet water in the OAWs and prevent their degradation. We therefore recommend that ADEQ have Rosemont submit its surface water mitigation program to ADEQ for approval prior to issuance of the 401 water quality certification to·ensure that Rosemont has secured enough available “wet” water to maintain aquatic and riparian resources at pre-project levels in Davidson Canyon and Lower Cienega Creek.

Factor 4: Degree of Confidence in various components of any modeling technique utilized

In its Basis for Decision, ADEQ correctly notes the uncertainty of the USFS models in predicting impacts to downstream waters. 11 ADEQ concludes that based on modeling and observation (e.g., models, Tetra Tech field observations, SRK Consulting review), Lower Davidson Canyon is not hydraulically connected to the regional aquifer that would be impacted by pit dewatering. 12   With regard to Lower Cienega Creek, ADEQ states the potential reduction in perennial stream flow would be driven by the reduction in contribution from both Davidson Canyon and Upper Cienega Creek, but this reduction in surface flows would be minimal. 13

The EPA believes that the uncertainty associated with available modeling does not support the above conclusions.  Uncertainty equates to greater risk, which argues for a more protective or precautionary application of standards.

As previously stated, changes in sediment loading and a reduction in assimilative capacity will adversely affect water quality in Davidson Canyon and Lower Cienega Creek OAWs.  In addition, pit dewatering will adversely impact approximately 20 miles of the Upper Cienega Creek OAW.  According to the FEIS, the best-fit models show that mine related groundwater drawdown will result in intermittent conditions in Upper Cienega Creek after 150 years.  By 150 years after closure, the risk of dry or low flow conditions occurring in Upper Cienega Creek would increase to 88-283 days per year.  Another model estimate shows Cienega Creek becoming intermittent within 50-150 years. 14 As a contributing

11 Basis for Decision at p. 11.

12 Basis for Decision at p. 11.

13 Basis for Decision at p. 13.

14 FEIS, Chapter 3, Table 108.

surface water source to Lower Cienega Creek, reductions in flow in Upper Cienega Creek will result in degradation of water quality in downstream OAW receiving waters.

Factor 5: Potential for Cumulative Impacts

EPA concludes from a careful read of the evaluation of cumulative impacts contained in the Basis for Decision that the scope and magnitude of impacts associated with the proposed Rosemont Copper Project, and the context in which these impacts will occur, have not been adequately presented.15   The Rosemont mine represents an assemblage of impacts that are additive to the existing trend of declining water availability due to climate change, drought, and other factors. Insufficient information is provided in the draft certification and the Basis for Decision to demonstrate that the implementation of a surface water mitigation program will replace flows being captured or truncated from the proposed mine, either as a stand-alone impact or in the context of cumulative impacts to water quality such as drought and climate change.

Monitoring for sediment and flow changes

In general, impacts should be avoided wherever practicable prior to contemplating ways they can be minimized or mitigated.  In the case of water quality in OAWs, impacts must be avoided by definition. The draft certification proposes corrective action should impacts to geomorphology occur, but it is unclear whether corrective measures can be put in place to prevent the degradation of OAWs should scour or aggradation be detected, or whether these measures can be effective given the potential lag time between detection and implementation of potential remedies. 16

The USFS will require the Rosemont mine to monitor sediment between the mine and SR83 to identify areas of scour or aggradation (FEIS mitigation measure FS-SR-05), and Rosemont has agreed to share these data with ADEQ.  However, these measures are only applicable on USFS lands; the USFS has no authority, obligation, or expertise to determine or enforce compliance with other agencies’ laws or regulations. 17  In addition, based on the monitoring locations on USFS lands, it is questionable whether these monitoring measures and sites would capture changes to the beneficial uses associated with water quality standards at downstream OAWs.

EPA also believes Specific Condition 5.2.1 would benefit from a clearer description of the suspension procedures triggered if degradation is detected. Currently, the draft certification’s proposed condition 5.2.1 states that ADEQ “may request” suspension of the CWA 404 permit if degradation is detected and require additional mitigation. However, the condition lacks specificity on implementation  and timing of the suspension process and remedies, if any, should monitoring show degradation of an OAW.  At minimum, adverse changes in water quality detected in OAWs should require immediate suspension of the 401 certification (and thus of the CWA 404 permit).

15 Basis for Decision at p. 13.

16 Basis for Decision at p. 8.

17 FEIS, Appendix B, Page B-3

Other Water Quality Concerns

A Corps Memorandum dated October 29, 2009 addresses water quality certification as follows, “The state’s certification of compliance with applicable effluent limitations and water quality standards will be considered conclusive with respect to water quality considerations, unless the Regional Administrator (RA) of the U.S. Environmental Protection Agency (U.S. EPA) notifies the district engineer of “other water quality aspects” that should be taken into consideration when making a decision on a permit application for an activity that results in a discharge of dredged or fill material into waters of the United States.”18

EPA first notified the District Engineer of water quality concerns in a letter dated February 13, 2012.  If the state’s 401 water quality certification is not modified to adequately address the concerns regarding the protection of Davidson Canyon and Cienega Creek, EPA expects to request the District Engineer evaluate these particular water quality issues raised and documented by EPA both for purposes of the Corps public interest review at 33 CFR 320.4(d) and compliance with 40 CFR 230.10(b)(1) in the decision document for the §404 Clean Water Act permit action.

18 Memorandum for Major Subordinate Commands and District Commands Subject: Water Quality Certification dated October 29. 2009 at p. 1.

In connection with this email, please see the following cautionary language:

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.